Exhibit 2.2

LOAN AGREEMENT

THIS LOAN AGREEMENT (as amended, modified or supplemented from time to time, this “Agreement”) made this 24th day of July, 2007 (the “Effective Date”), by and between BANK MIDWEST, N.A. (“Lender”), with an address of 1100 Main Street, Kansas City, Missouri  64105, LIQUIDMETAL COATINGS, LLC (“LMC”), with an address of c/o Liquidmetal Technologies, Inc., 30452 Esperanza, Rancho Santa Margarita, California  92688 and LIQUIDMETAL COATINGS SOLUTIONS, LLC (“LMCS”), with an address of c/o Liquidmetal Technologies, Inc., 30452 Esperanza, Rancho Santa Margarita, California  92688.  LMC and LMCS, jointly and severally, hereinafter referred to as “Borrowers”, and each individually, “Borrower”.

WITNESSETH

WHEREAS, Borrowers may from time to time request Loans from Lender, and the parties wish to provide for the terms and conditions upon which such Loans or other financial accommodations, if made by Lender, shall be made;

NOW, THEREFORE, in consideration of any Loan (including any Loan by renewal or extension) hereafter made to Borrowers by Lender, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Borrower, the parties agree as follows:

ARTICLE I
DEFINITIONS

As used herein, the following definitions shall apply:

“Debt” means, as to any Person, without duplication, (a) all indebtedness of such Person; (b) all borrowed money of such Person (including principal, interest, fees and charges), whether or not evidenced by bonds, debentures, notes or similar instruments; (c) all obligations to pay the deferred purchase price of property or services; (d) all obligations, contingent or otherwise, with respect to the maximum face amount of all letters of credit (whether or not drawn), bankers’ acceptances and similar obligations issued for the account of such Person (including the letters of credit), and all unpaid drawings in respect of such letters of credit, bankers’ acceptances and similar obligations; (e) all indebtedness secured by any Lien on any property owned by such Person, whether or not such indebtedness has been assumed by such Person (provided, however, if such Person has not assumed or otherwise become liable in respect of such indebtedness, such indebtedness shall be deemed to be in an amount equal to the fair market value of the property subject to such Lien at the time of determination); (f) the aggregate amount of all capitalized lease obligations of such Person; (g) all contingent liabilities of such Person, whether or not reflected on its balance sheet; (h) all hedging obligations of such Person; (i) all Debt of any partnership of which such Person is a general partner; and (j) all monetary obligations of such Person under (i) a so-called synthetic, off-balance sheet or tax retention lease, or (ii) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).  Notwithstanding the foregoing, Debt shall not include trade payables and accrued expenses incurred by such Person in accordance with customary practices and in the ordinary course of business of such Person.

“Debtor Relief Proceeding” means any bankruptcy, reorganization, liquidation, conservatorship, receivership or other similar proceedings under any state or federal law now or hereafter in effect which are commenced by or against either or both of the Borrowers or if either or both of the Borrowers otherwise take any action to restrain, enjoin or otherwise impede the Lender in the exercise of the remedies afforded to Lender under this Agreement or under any of the obligations owed by each Borrower to the Lender, or at law or in equity.

“Depreciation” shall mean the total amounts added to depreciation, amortization, obsolescence, valuation and other proper reserves, as reflected on Borrower’s financial statements and determined in accordance with GAAP.

“EBITDA” means, for any period, the sum for such period of (i) Net Income, plus (ii) Interest Charges, plus (iii) federal and state income taxes, plus (iv) Depreciation, plus (v) all other non-cash charges, in each case to the extent included in determining Net Income for such period.

“Eligible Cash” means cash on deposit with Lender.

“Eligible Inventory” means all inventory of Borrowers which meets each of the following requirements:

(a)           it is subject to a perfected, first priority Lien in favor of Lender and is not subject to any other assignment, claim or Lien other than Permitted Liens;

(b)           it is in the possession and control of any Borrower and it is stored and held in facilities owned by a Borrower or, if such facilities are not so owned, Lender is in possession of a collateral access agreement with respect thereto;

(c)           it is not inventory produced in violation of the Fair Labor Standards Act and subject to the “hot goods” provisions contained in Title 29 U.S.C. §215;

(d)           it is not subject to any agreement or license which would restrict Lender’s ability to sell or otherwise dispose of such inventory;

(e)           it is located in the United States or in any territory or possession of the United States that has adopted Article 9 of the Uniform Commercial Code;

(f)            it is not supply items, packaging or any other similar materials;

(g)           it is not identified to any purchase order or contract to the extent progress or advance payments are received with respect to such inventory;

(h)           it does not breach any of the representations, warranties or covenants pertaining to inventory set forth in the Loan Documents; and

(i)            Lender shall not have determined in good faith in accordance with Lender’s reasonable and customary business practices that it is unacceptable due to age, type, category, quality, quantity and/or any other reason whatsoever.

Inventory which is at any time Eligible Inventory but which subsequently fails to meet any of the foregoing requirements shall forthwith cease to be Eligible Inventory.

“Eligible Receivables” means any right of payment for goods sold, leased or licensed or service rendered by a Borrower, whether or not earned by performance, and may, without limitation, in whole or in part, be in the form of an account, chattel paper or instrument as determined by Lender in good faith in accordance with Lender’s reasonable and customary business practices, which are aged less than ninety (90) days.

“Event of Default” means any of the following in addition to any event of default defined in the Loan Documents:

(a)           A failure to pay when due any principal, interest, fee, escrow payment or expense reimbursement.

(b)           A failure to perform or pay when due any other material obligation, covenant, representation, warranty, or agreement under the terms of any Loan Document in strict accordance with the terms and provisions thereof.

(c)           Without Lender’s prior written consent, a sale, conveyance, or encumbrance of any interest in the Collateral.  Notwithstanding the foregoing, Lender’s prior written consent shall not be required for any sale or conveyance which results in the Term Note and Revolving Note being paid in full.

(d)           The occurrence of any default under any other promissory note, guaranty, security document, or loan document executed by Borrower and owned by Lender at the time of default.

(e)           The occurrence of any default under any document executed by Borrower which (i) is owned by any person other than Lender, (ii) constitutes a lien on the Collateral (no permission for creation of such liens being implied), (iii) remains uncured after the expiration of any applicable cure period and (iv) could reasonably result in a material impairment of Borrower’s ability to pay or perform its obligations under the Loan Documents.

(f)            A violation, whether discovered or asserted before or after closing of any federal, state, or local law, rule, regulation, or order issued by a governmental agency or court which would or could have a material adverse impact on Borrower’s business or properties (including without limitation the Collateral) including but not limited to (i) any provisions of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or any similar law which prohibits or restricts the storage, maintenance, or discharge of hazardous materials or waste, or (ii) any provisions of the Americans with Disabilities Act of 1990 or any similar federal, state, or local law imposing requirements relating to the accessibility of buildings or structures to persons with disabilities.

(g)           The material falseness of any statement, warranty, or representation when given or made by Borrower to Lender or any such statement, warranty, or representation becoming materially false at any time when any portion of the Loan remains outstanding.

(h)           Borrower or any surety (i) makes an assignment for the benefit of creditors, (ii) files a voluntary proceeding seeking protection from creditors under any bankruptcy or other law, (iii) becomes the subject of an involuntary proceeding under any bankruptcy or other similar law, or (iv) makes any admission of its inability to pay its debts generally as they become due.

(i)            The appointment of a trustee, receiver, or liquidator for Borrower, any surety or the Collateral.

(j)              The occurrence of any of the following with respect to Borrower or the Collateral involving an amount in excess of $100,000.00 (i) the imposition of any lien or other similar encumbrance (which does not include a voluntary grant or conveyance of a lien or encumbrance by Borrower against assets other than the Collateral), (ii) the issuance of any garnishment, attachment, levy, or any other form of execution or (iii) the entry of a material adverse judgment by a court having jurisdiction.

(k)           The occurrence of a change in Borrower’s (a) ownership which results in (i) Liquidmetal Technologies, Inc. (“LTC”) owning less than a majority of the outstanding membership interests of LMC or (ii) LMC owning less than 100% of LMCS, or (b) management, without Lender’s prior written consent, which consent will not be unreasonably withheld or delayed.

(l)            Prior to payment in full of all obligations of Borrowers to C3 Capital Partners, LP and C3 Capital Partners II, L.P. (collectively “C3”) under that certain Securities Purchase Agreement (“SPA”) between and among Borrowers and C3 dated July 20, 2007, the failure of LMC to maintain (i) the allocation of two (2) board votes to be controlled by C3 and CEO Larry Buffington and (ii) a springing proxy control of a third board vote in favor of C3 to be triggered upon the occurrence of an event of default under the SPA.

(m)          The loss or impairment of (i) Lender’s lien or security interest or (ii) the priority of Lender’s lien or security interest in the Collateral.

(n)           A determination by Lender in good faith that the prospect of payment or performance under the Loan Documents is materially impaired.

“Excess Cash Flow” means, for any period, EBITDA less (i) federal and state income taxes, less (ii) capital expenditures, less (iii) Senior Debt Service, less (iv) Interest Charges arising from Borrowers’ Debt to C3.

 “Fixed Charge Coverage Ratio” means, with respect to any period, the ratio of (i) EBITDA minus federal and state income taxes minus capital expenditures to (ii) Total Debt Service.

 “General Intangibles” means any and all existing or acquired educational licenses, certifications and other similar items of value as determined by Lender in good faith in accordance with Lender’s reasonable and customary business practices.

“Interest Charges” means, for any period, the sum of:  (a) all interest charges and related expenses payable with respect to that fiscal period to a lender in connection with borrowed money or the deferred purchase price of assets that are treated as interest in accordance with GAAP, plus (b) the portion of capitalized lease obligations with respect to that fiscal period that should be treated as interest in accordance with GAAP, plus (c) all charges paid or payable (without duplication) during that period with respect to any hedging agreements.

“Leverage Maximum” means (i) as of even date herewith through month six (6): 1.75 to 1.00; (ii) for months seven (7) through month twelve (12): 1.60 to 1.00; (iii) for months thirteen (13) to twenty-four (24): 1.50 to 1.00; (iv) for months twenty-five (25) through the Term Note Maturity Date: 1.25 to 1.00.

“Lien” means, with respect to any Person, any interest granted by such Person in any real or personal property, asset or other right owned or being purchased or acquired by such Person (including an interest in respect of any capital lease) which secures payment or performance of any obligation and shall include any mortgage, lien, encumbrance, title retention lien, charge or other security interest of any kind, whether arising by contract, as a matter of law, by judicial process or otherwise.

“Loans” shall mean all loans and advances made by Lender to or on behalf of Borrowers hereunder.

“Loan Documents” shall mean all agreements instruments and documents, including, without limitation, this Agreement, the Term Note, the Revolving Note, the LCM Security Agreement, the LMCS Security Agreement and all other writings heretofore, now or from time to time hereafter executed by or on behalf of Borrower or any other Person delivered to Lender in connection with the Loans or the transactions contemplated hereby, as each of the same may be amended, modified or supplemented from time to time.

“Net Income” means, with respect to Borrowers for any period, the net income (or loss) of Borrowers for such period as determined in accordance with GAAP.

“Net Worth” means, as of any given date, a Person’s equity calculated in conformance with GAAP by subtracting total liabilities from total Tangible Assets.

“Permitted Liens” means:

(a)           Liens pursuant to any Loan Document;

(b)           Liens existing on the date hereof and disclosed to Lender and any refinancing, refunding, renewal or extension thereof; provided, that (i) the property covered thereby is not changed, (ii) the amount secured or benefited thereby is not increased, and (iii) the direct or any contingent obligor with respect thereto is not changed;

(c)           Liens for taxes not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(d)           carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business which are not overdue for a period of more than thirty (30) days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person;

(e)           pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA;

(f)            deposits to secure the performance of bids, trade contracts and leases (other than indebtedness), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(g)           Liens in connection with capital leases and purchase money obligations for fixed or capital assets; provided, that (i) such Liens do not at any time encumber any property other than the property financed by such indebtedness and (ii) the indebtedness secured thereby does not exceed the cost or fair market value, whichever is lower, of the property being acquired on the date of acquisition;

(h)           Liens securing indebtedness (and any refinancing, refunding, renewal or extension thereof) on property in existence at the time such property is acquired by a borrower in connection with an acquisition; provided, that (i) such Liens do not at any time encumber any property other than the property so acquired, (ii) the amount secured or benefited thereby is not increased, and (iii) the direct or any contingent obligor with respect thereto is not changed;

(i)            Liens not otherwise permitted by this definition; provided, that the aggregate amount of indebtedness secured by Liens permitted by this clause (j) shall not at any time exceed $50,000; and

(j)            any and all other Liens specifically approved by Lender, including the Notes made by the Borrowers and held by C3, as such Notes are defined in the SPA.

“Person” means any natural person, partnership, limited liability company, corporation, trust, joint venture, joint stock company, association, unincorporated organization, government or agency or political subdivision thereof, or other entity, whether acting in an individual, fiduciary or other capacity.

“Security Agreements” means, collectively, the Security Agreement executed by LMC in favor of Lender dated as of even date herewith and the Security Agreement executed by LMCS in favor of Lender as of even date herewith.

“Senior Debt Service” means, with respect to any period, an amount equal to the sum of (i) Interest Charges arising from the Loans for such period, plus (ii) the scheduled amortization of any Loans during such period, plus (iii) Interest Charges arising from any capitalized lease obligations of Borrower for such period, plus (iv) the scheduled amortization of any capitalized lease obligations of Borrowers during such period.

“Senior Debt Service Coverage Ratio” means, with respect to any period, the ratio of (i) EBITDA minus federal and state income taxes minus capital expenditures to (ii) Senior Debt Service.

“Senior Funded Debt” means, at any time (i) the aggregate amount outstanding of all Loans, plus (ii) the aggregate amount of all capitalized lease obligations of Borrowers.

“Subsidiary” and “Subsidiaries” shall mean, respectively, with respect to any Person, each and all such corporations, partnerships, limited partnerships, limited liability companies, limited liability partnerships, joint ventures or other entities of which or in which such Person owns, directly or indirectly, such number of outstanding capital securities as have more than fifty percent (50%) of the ordinary voting power for the election of directors or other managers of such corporation, partnership, limited liability company or other entity.  Unless the context otherwise requires, each reference to Subsidiaries herein shall be a reference to Subsidiaries of Borrower.

“Tangible Assets” means the total of all assets appearing on a balance sheet of Borrowers prepared in accordance with GAAP (with inventory being valued at the lower of cost or market), after deducting all proper reserves (including reserves for Depreciation) minus the sum of (i) goodwill, patents, trademarks, prepaid expenses, deposits, deferred charges and other personal property which is classified as intangible property in accordance with GAAP.

“Tangible Net Worth” means, as of any given date, Borrowers’ consolidated Net Worth plus the outstanding amount of all Debt from Borrowers to C3.

“Total Debt Service” means, with respect to any period, an amount equal to the sum of (i) Interest Charges for such period plus (ii) the scheduled amortization of any Debt during such period.

Capitalized terms not defined herein shall have the same definition as set forth in the Security Agreements or the Uniform Commercial Code as adopted by the State of Missouri.

ARTICLE II
ADVANCES

Section 1.               Term Loan Advance.  Subject to the terms and conditions of this Agreement and the Loan Documents, as of even date herewith, Lender shall make an advance to Borrower in an aggregate principal amount equal to Four Million and No/100 Dollars ($4,000,000.00) (the “Term Loan”).  Amounts repaid with respect to the Term Loan may not be reborrowed.

Section 2.               Revolving Loan Advance. Subject to the terms and conditions of this Agreement and the Loan Documents, as of even date herewith, Lender shall make revolving loans and advances to Borrower (the “Revolving Loan”), in an aggregate principal amount not to exceed One Million Five Hundred Thousand and 00/100 Dollars (the “Maximum Revolving Limit”) as follows:

(a)           Initial Advance.  As of even date herewith, Lender shall make an initial advance of the loan amount in the sum of One Million and 00/100 Dollars ($1,000,000.00) (“Initial Advance”).

(b)           Future Advance.  Upon satisfaction of the conditions referenced herein and provided no Event of Default has occurred and is continuing, Lender shall, at Borrower’s request, from time to time, make advances to Borrower in the aggregate amount of up to the lesser of (i) eighty-five percent (85%) of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Account Debtors in connection therewith in the ordinary course of Borrower’s business) of Borrower’s Eligible Receivables, plus fifty percent (50%) of Eligible Inventory, each on a consolidated basis or (ii) the trailing twelve months EBITDA multiplied by the applicable Leverage Maximum [less amount of lender term loan outstanding] (as the case may be, the “Future Advance Amount”).  Provided, however, the sum of all advances with respect to the Revolving Loans shall at no time exceed the Maximum Revolving Limit, except as such amount may be increased or, upon the occurrence and continuation of an Event of Default, decreased by Lender, in its sole discretion.

Section 3.               Borrower Reporting. Each Borrower shall provide to Lender the following:

(a)           Within ninety (90) days after Borrower’s fiscal year-end, Borrower shall provide to Lender, at Borrower’s sole cost and expense, audited Financial Statements;

(b)           Within forty-five (45) days after Borrower’s fiscal year-end, Borrower shall provide to Lender, at Borrower’s sole cost and expense, a copy of Borrower’s year-end tax return;

(c)           Within thirty (30) days after the end of Borrower’s fiscal quarter, or at the request of Lender, and together with any request by Borrower for an Advance, Borrower shall deliver to Lender (i) a Borrowing Base Certificate in substantially the same form as the closing Borrowing Base Certificate attached hereto as Exhibit A, which shall be accompanied by copies of Borrower’s sales journal, cash receipts journal and credit memo journal for the relevant period, and (ii) a certification of Borrower’s financial covenants substantially in the same form as attached hereto as Exhibit B.  Such Borrowing Base Certificate shall reflect activity of the Borrower with respect to Accounts for the immediately preceding period to the date of the last Advance made by Lender to Borrower, and shall be in a form and with such specificity as is satisfactory to Lender and shall contain additional information concerning Accounts, Inventory and Equipment as may be requested by Lender, including, without limitation, but only if specifically requested by Lender, copies of all invoices prepared in connection with such Accounts; and

(d)           Such other financial documents as Lender deems appropriate in the course of normal business with reasonable notice to Borrower.

Section 4.               As a condition to the Loan, Borrower shall at all times maintain all of its deposit and operating accounts with Lender and Lender will provide substantially competitive rates in its marketplace.

Notwithstanding the foregoing, Lender shall not be obligated to make advances (“Advances”) of the Loan to Borrower, unless Lender is satisfied that the conditions precedent to the making of such Advance have been satisfied by Borrower.

ARTICLE III
TERMS OF NOTES

Section 1.               Term Note.

(a)           Interest.  The “Term Interest Rate” prior to the occurrence of an Event of Default, will be a fixed rate of 8.48% per annum.  All interest shall be calculated for the actual number of days elapsed over a year assumed to consist of 360 days.

(b)           Payments of Principal and Interest.  Payments of principal and interest, at the Term Interest Rate, shall be due and payable on August 1, 2007, and on the first day of each calendar month thereafter (“Term Note Period”).  Principal payments shall be (i) $62,500.00 during months 1 through 12, (ii) $83,333.33 during months 13 through 36 and (iii) $104,166.67 during months 37 through 48.

(c)           Payment of  Principal and Interest on the Maturity Date. All remaining outstanding principal and interest shall be due and payable on July 20, 2011 (“Term Note Maturity Date”).

(d)           Fees.  As of even date herewith, Borrower shall pay to Lender an initial loan fee in the amount of $40,000.00.

(e)           Prepayment.  If the Term Note is prepaid within the first twenty-four months (“Term Prepayment Penalty Period”) following the Effective Date, Borrower must pay a prepayment penalty of one percent (1%) of the outstanding principal balance of the Term Loan, together with all accrued interest on the principal so prepaid.  After the expiration of the Term Prepayment Penalty Period, Borrower shall have the right, at any time and from time to time, to prepay the Term Note in whole or in part without premium or penalty, provided that Borrower shall pay accrued interest on the principal so prepaid to the date of such prepayment.

(f)            Security.  The Term Note is secured by the Security Agreements which are the first lien security interest on all assets of Borrowers.

Section 2.               Revolving Note.

(a)           Interest.  The “Revolving Interest Rate”, prior to the occurrence of an Event of Default, will be a fixed rate of 8.25% per annum until the first “Rate Adjustment Date” (as defined below).  Thereafter, the Revolving Interest Rate, prior to the occurrence of an Event of Default, will be a variable rate per annum equal to the Index (as defined below).  The Index is the “prime rate” of interest published from time to time by the Wall Street Journal in its listing of “Money Rates”.  The Revolving Interest Rate shall be adjusted daily (each a “Rate Adjustment Date”).  If the Index is no longer available, Lender will choose a new index which is based upon comparable information.  All interest will be calculated for the actual number of days elapsed over a year assumed to be 360 days.  Notwithstanding anything herein to the contrary, the Revolving Interest Rate shall not be less than 7% per annum.

(b)           Interest Only Payments.  Payments of interest only, at the Revolving Interest Rate, shall be due and payable on August 1, 2007, and on the first day of each calendar month thereafter.

(c)           Payment of Principal and Interest on the Maturity Date.  All remaining outstanding principal and interest shall be due and payable on July 20, 2008 (“Revolving Note Maturity Date”).

(d)           Fees.  As of even date therewith, Borrower shall pay to Lender an initial loan fee in the amount of $15,000.00.

(e)           Prepayment.  Borrower shall have the right, at any time and from time to time, to prepay the Revolving Note, in whole or in part without premium or penalty, provided that Borrower shall pay accrued interest on the principal so prepaid to the date of such prepayment.

(f)            Security.  The Revolving Note is secured by the Security Agreements which are the first lien security interest on all assets of Borrowers.

Section 3.               Default Interest Rate.  At any time that an incurred Event of Default is outstanding, the Term Note will bear interest at a rate of interest which is 5.0 percentage points in excess of the Term Interest Rate in effect from time to time and the Revolving Note will bear interest at a rate of 5.0- percentage points in excess of the Revolving Interest Rate in effect from time to time (each a “Default Rate”).  The Default Rate will be paid without prejudice to Lender’s right to collect other amounts due hereunder or to declare a default under any Loan Documents.  If the Event of Default is cured during the applicable cure period, if any, interest will begin to accrue at the Term Note Rate or Revolving Note Rate, as applicable, commencing on the date the Event of Default is cured.

Section 4.               Late Payment Charge.  If Borrower fails to make any payment within 10 days after the due date, at Lender’s option, a late charge of 5.0% of the payment amount due may be charged by Lender.  A tender to Lender of any payment more than 10 days past due which does not include the late fee may be rejected as insufficient or Lender may accept the tendered amount as a partial payment without waiving Lender’s right to receive the late payment charge.

The Term Note and the Revolving Note will remain in default and interest at the Default Rate will accrue until the late payment charge is paid.  The late payment charge shall be paid without prejudice to Lender’s rights to collect other amounts due hereunder or to declare a default under the Term Note, the Revolving Note or any other Loan Document.

Section 5.               Acceleration.  Upon breach of any promise made in the Loan Documents, or in any other instrument given to secure the payment hereof after any applicable notice and cure period, at the option of Lender, the entire indebtedness hereby evidenced shall become due, payable and collectible, then or thereafter as Lender may elect, regardless of the date of maturity, subject to any applicable cure period in the Security Agreements.

Section 6.               Fees.  Borrower agrees to pay Lender’s reasonable attorneys’ fees if the Term Note or Revolving Note is placed in the hands of an attorney for collection.

ARTICLE IV
FINANCIAL COVENANTS

Section 1.               Minimum Senior Debt Service Coverage Ratio.  Borrowers shall have, on a consolidated basis at the end of each fiscal quarter of Borrowers, a Senior Debt Service Coverage Ratio of not less than 1.60:1.00.

Section 2.               Minimum Fixed Charge Coverage Ratio. Borrowers shall have, on a consolidated basis at the end of each fiscal quarter of Borrowers, a Fixed Charge Coverage Ratio of not less than 1.10:1.00.

Section 3.               Maximum Senior Funded Debt to EBITDA.  Borrowers shall have, on a consolidated basis at the end of each fiscal quarter of Borrowers set forth below, a ratio of (i) Senior Funded Debt measured as of the last day of such fiscal quarter of Borrowers to (ii) EBITDA for such fiscal quarter of not more than the following:

1.75:1.00 for the fiscal quarters ending September 30, 2007, and December 31, 2007;

1.60:1.00 for the fiscal quarters ending March 31, 2008, and June 30, 2008;

1.50:1.00 for the fiscal quarters ending September 30, 2008, December 31, 2008, March 31, 2009, and June 30, 2009; and

1.25:1.00 for each fiscal quarter ending thereafter.

Section 4.               Minimum Tangible Net Worth.  Borrowers shall have, on a consolidated basis at the end of each fiscal quarter of Borrowers set forth below, a Tangible Net Worth of not less than the following:

$7,000,000.00 for the fiscal quarters ending September 30, 2007, December 31, 2007, March 31, 2008, and June 30, 2008;

$7,500,000.00 for the fiscal quarters ending September 30, 2008, December 31, 2008, March 31, 2009, and June 30, 2009;

$8,500,000.00 for the fiscal quarters ending September 30, 2009, December 31, 2009, March 31, 2010, and June 30, 2010;

$9,000,000.00 for the fiscal quarters ending September 30, 2010, December 31, 2010, March 31, 2011, and June 30, 2011;

$9,500,000.00 for each fiscal quarter ending thereafter.

Section 5.               Excess Cash Flow Payments to Lender.

(a)           Within ninety (90) days after the end of Borrowers’ fiscal year ending December 31, 2007, Borrowers shall pay Lender the lesser of (i) Excess Cash Flow, provided Excess Cash Flow for purposes of this Section shall not be less than zero, or (ii) $104,000.00.

(b)           Within ninety (90) days after the end of Borrowers’ fiscal year ending December 31, 2008 and each fiscal year thereafter, Borrowers shall pay Lender the lesser of (i) Excess Cash Flow, provided Excess Cash Flow for purposes of this Section shall not be less than zero, or (ii) $250,000.00.

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 1.               Waiver.  Except as otherwise provided herein, Borrower, endorsers, guarantors, sureties and all other parties liable for the payment of any sum or sums due or to become due under the terms of the Loan Documents jointly and severally waive presentment, demand for payment, protest and notice of dishonor, and consent that the time of payment of the Term Note or Revolving Note, or any installment thereof, may be extended from time to time without notice to them.

Section 2.               Notices.  Any written notices required hereunder shall be sent in accordance with requirements of the Security Agreements.

Section 3.               Governing Law.  This Agreement is to be construed and enforced according to and governed by the laws of the State of Missouri.

Section 4.               Ratification.  Borrower hereby absolutely, unconditionally, irrevocably, and without limitation on amount, agrees that it shall be responsible for, and will perform all obligations contained in the Loan Documents.  Borrower’s obligations shall include, without limitation, the obligation to repay all amounts payable under the Term Note, the Revolving Note and all other Loan Documents and to observe and perform all other obligations contained in the Loan Documents, including without limitation the obligation to indemnify and hold Lender harmless from any breach of the agreements contained in Section 11 of the Security Agreements.

Section 5.               Waiver of Jury Trial.  EACH BORROWER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING, OR COUNTERCLAIM THAT RELATES TO OR ARISES OUT OF ANY OF THE LOAN DOCUMENTS OR THE ACTS OR FAILURE TO ACT OF OR BY LENDER IN THE ENFORCEMENT OF ANY OF THE TERMS OR PROVISIONS OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS, OR BY ANY PARTY IN THE PERFORMANCE OF ANY OF THE TERMS OF THE PROVISIONS OF THIS AGREEMENT OR THE LOAN DOCUMENTS.

Section 6.               Revival of Liability.  To the extent any payment or payments made to the Lender, or any payment of proceeds from the sale of any property are received by Lender, in the reduction of the amounts due with respect to any of the obligations evidenced by this Agreement or under any of the obligations any Borrower owes the Lender are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, to a surety, or any other person liable for any of the obligations evidenced and/or secured by this agreement or under any of the obligations any Borrower owes the Lender, whether directly or indirectly, as a debtor-in-possession or to a receiver or any other person under any bankruptcy law, state or federal law, common law or equitable cause (collectively, the “Invalidated Payments”), then the portion of such indebtedness equal to the Invalidated Payments and the liens, if any, given to secure this agreement or any of the obligations each Borrowers owes the Lender will be revived and will continue in full force and effect as if such payment or proceeds had never been received by the Lender.

Section 7.               Stay Waiver and/or Adequate Protection Payments.  In the event either or both Borrowers for any reason becomes the subject of any Debtor Relief Proceeding Lender shall be entitled to the following:  (i) the automatic and absolute lifting of any stay, injunction, restraining order or similar legal impediment (including, without limitation, the automatic stay imposed pursuant to the United States Bankruptcy Code (“Bankruptcy Code”) § 362) to the enforcement of Lender’s remedies under this Agreement and under all the obligations each Borrower owes to the Lender and, if applicable, (ii) adequate protection, pursuant to the Bankruptcy Code or other law, of Lender’s interest in any property of either or both of the Borrowers.  Moreover, each Borrower hereby consents to the immediate lifting of any such stay, injunction, restraining order or similar legal impediment in such Bankruptcy Proceeding against Lender’s exercise of its remedies and hereby covenants, promises and agrees that each will not contest any effort by Lender to annul, lift, modify or extinguish such stay in such Bankruptcy Proceeding.  Each Borrower also expressly acknowledges and agrees that:  (a) ”cause” shall exist to lift such stay pursuant to Bankruptcy Code § 362(d) or other applicable law preventing Lender from exercising its rights, and (b) neither Borrower has any equity in any property of any kind in which Lender has an interest and such property is not now and will never be necessary to any plan of reorganization of either or both Borrowers in such Bankruptcy Proceeding.

Section 8.               Mediation; Arbitration.  Each Borrower agrees that any dispute under this or any other Loan Document shall be resolved only through mediation followed by arbitration, if necessary.  If a dispute arises which cannot otherwise be resolved by the parties, Borrower and Lender shall mutually agree to a mediator within ten (10) days of either party’s written notification to the other party that a dispute exists which requires mediation.  If the parties cannot reach an agreement with respect to the selection of a mediator, then each party shall nominate a mediator.  The nominees shall jointly select a mediator who will undertake the mediation.  The mediation must be completed within thirty (30) days of the mediator’s selection.  If any dispute is not resolved through such mediation, then Borrower agrees that any such dispute can only be resolved through binding arbitration.  The selection of the arbitrator and the rules of arbitration shall be mutually agreed to by the parties.  If, however, no agreement can be reached, then both the arbitrator selection process and the arbitration itself shall be governed by the rules of the American Arbitration Association in accordance with its Commercial Arbitration Rules, and shall be arbitrated by a single arbitrator.  Such arbitrator’s fees and any expenses shall be shared equally by Borrower and Lender.

Section 9.               No Oral Agreements.  The following notice is given to comply with § 432.045 of the Revised Statutes of Missouri.

Oral agreements or commitments to loan money, extend credit or forbear from enforcing repayment of a debt, including promises to extend or renew such debt, are not enforceable.  To protect Borrower and Lender from misunderstanding or disappointment, any agreements reached regarding such matters are contained in this Agreement, which is the complete and exclusive statement of the agreement between Borrower and Lender, except as they may later agree in writing to modify it.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Borrower and Lender have executed this Agreement as of the date first written above.

BORROWER:

LIQUIDMETAL COATINGS, LLC,
a Delaware limited liability company

By:	/s/ Larry Buffington
Name:	Larry Buffington
Its:	President and Chief Executive Officer

LIQUIDMETAL COATINGS SOLUTIONS, LLC,
a Delaware limited liability company

By:	/s/ Larry Buffington
Name:	Larry Buffington
Its:	President and Chief Executive Officer

[Signature of Lender Appears on the Following Page]

LENDER:

BANK MIDWEST, N.A.

By:	/s/ Judson Stanion
Name:	Judson Stanion
Its:	Vice President

Exhibit A

Borrowing Base Certificate

	Date:		Prepared By:
1	Total Accounts Receivable	$1,510,000
2	Less: Aged 90 Days or More	$—
3	Less: Credits	$—
4	Eligible Accounts Receivable	$1,510,000
5	Advance Rate	85.0%
6	Loanable Value - Accounts Receivable		$1,283,500.00
7	Total Inventory	$682,000.00
8	Less: Inventory Exclusions (if any)	$—
9	Eligible Inventory	$682,000.00
10	Advance Rate	50.0%
11	Loanable Value - Inventory		$341,000
12	Total Loanable Value		$1,624,500
13	Authorized Maximum of Revolver		$1,500,000
14	Trailing 12 Months EBITDA	$3,403,000
15	Applicable Leverage Maximum	1.75
16	Leverage Maximum	$5,955,250
17	Beginning Loan Balance (RLOC)	$—
18	Beginning Loan Balance (Term Loan)	$4,000,000
19	RLOC Loan Available	$1,500,000
19	Advance Amount	$1,000,000
20	Ending Loan Balance (RLOC plus Term)	$5,000,000
21	Remaining Availability		$500,000

				Attachments:
				____ Sales Journal
				____ Cash Receipts Journal
				____ Credit Memo Journal
				____ Financial Covenants

Exhibit B

Disclosure Schedules are omitted pursuant to Item 601(b)(2) of Regulation S-K.  The following sets forth a list of the omitted Schedules.  The registrant agrees to furnish supplementally to the Commission a copy of any omitted Schedule, upon the Commission’s request.

Liquidmetal / Quarterly Financial Covenants (based on annualized projections)